Exhibit 99.1

Agria Reports Financial Results for the Six Months Ended December 31, 2012

Beijing, China – March 13, 2013 – Agria Corporation (NYSE: GRO) (the “Company” or “Agria”) today announced its financial results for the six months ended December 31, 2012. The financial results reflect the consolidation of its controlling interest in its New Zealand listed subsidiary, PGG Wrightson Limited (NZSE: PGW) ("PGW").

Mr. Alan Lai, Agria's Chairman of the Board, commented, “I am pleased to see continued improvement in PGW’s performance year on year. PGW reported improved profits and strong net cash inflow from operating and investing activities which led to significant improvement to its financial position. With this half-year announcement, PGW has also timely followed through with its dividend policy to its shareholders as announced last December.  I look forward to PGW playing a more significant role in Agria’s global strategy and future performance. Our results represent another major milestone for the Company. We anticipate positive benefits will be generated from our strategic investments in PGW and our China seeds business.  Our recent initiatives and collaboration with key provincial agriculture authorities in the provinces of Guangdong, Shaanxi and Shandong will pave way for our future growth opportunities in the Greater China market. We anticipate further improvements in these important businesses with both revenue and profit growth in 2013.”

Financial Highlights:

w   Consolidated revenues were RMB3,046.8 million (US$489.1 million) for the six months ended December 31, 2012, representing a decrease of 14.7% as compared to RMB3,571.3 million for the same period last year. The major reason for the decrease was that PGW’s revenue for the retail business was not directly comparable to the same period last year due to the way PGW delivers certain categories of rural supplies to its customers. PGW accounts for these contracts as agency transactions (that is, recording the commission income versus recording gross revenues and cost of revenues). This did not have an impact on gross profit or operating income but resulted in a reduction in stated revenue of RMB469.1 million.

w   The Company recorded an operating loss of RMB319.2 million (US$51.2 million) for the six months ended December 31, 2012, compared to operating income of RMB32.7 million for the same period last year.. The major reason for the decrease was due to an impairment loss on land use rights and non-current prepayments of RMB357.3 million (US$57.3 million) that were provided for the six months ended December 31, 2012. Operating income excluding impairment loss on land use rights and non-current prepayments was RMB38.1 million (US$6.1 million).

w   Net loss attributable to shareholders was RMB374.8 million (US$60.2 million) for the six months ended December 31, 2012, compared to net loss attributable to shareholders of RMB45.6 million for the same period last year.

Business Highlights

We are an agricultural company with operations in China and internationally. We operate three principal business lines: China seeds, international seeds and agriservices. We operate our international seeds and agriservices businesses through our subsidiary PGW, New Zealand’s largest agricultural services company. We operate our China seeds business through our PRC subsidiaries, which engage in research and development, production and sale of seed products, including field corn seeds, edible corn seeds and vegetable seeds.

PGW businesses:

PGW recorded improved earnings, reflecting strong operating performance across all of its major businesses. In particular, the performance of the New Zealand seeds, retail, wool and irrigation & pumping businesses showed sizeable gains. We have also seen progress being made in the PGW rural supplies and fruitfed supplies businesses, which face intense competition from farmer owned co-operatives. While trading businesses such as livestock, grains and real estate are more susceptible to overall market conditions, their underlying performance remained solid. In livestock, our tallies remained broadly in line with previous year period, but the decline in sheep and deer values impacted on earnings.

The Australia seeds business remained challenging due to unexpected weather conditions resulting in a premature end to the spring sales season, in contrast to increased sales of seeds in New Zealand driven by the growth of new and recently released products. The South American seeds business recorded a modest increase in operating results, which good top line growth in Uruguay from increased sales of pasture seeds and crop protection products, along with increased costs as the business continues to grow.

China Seeds:

Total revenue of our China seeds business increased from RMB7.9 million for the six months ended December 31, 2011 to RMB31.2 million (US$5.0 million) for the six months ended December 31, 2012.

Field corn seeds

We have built up a strong sales network covering more than 300 counties of the major provinces for field corn market in prior sales season. For the six months ended December 31, 2012, we continued to develop our sales network throughout China and consolidated our own production base in Xinjiang. Field corn sales showed robust growth in the period, with an increase in revenue from RMB3.0 million for the six months ended December 31, 2011 to RMB17.5 million (US$2.8 million) for the six months ended December 31, 2012.

Edible corn seeds

Edible corn sales also increased sharply from RMB4.7 million for the six months ended December 31, 2011 to RMB13.5 million (US$2.2 million) for the six months ended December 31, 2012. This increase was mainly due to an increase in sales of new sweet corn seeds in southern China market. We have now set up our production base in Zhuhai to focus on the southern China market and capturing this main market of sweet corn seeds.

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The Company and PGW recently entered into memoranda of understanding with PRC agricultural partners in Shaanxi, Shandong and Guangdong provinces to cooperate in areas such as showcasing and promotion of innovative agricultural products and technology, scientific research and application of New Zealand’s experience in various agricultural areas. We expect that our cooperation with PGW and our PRC agricultural partners will bring synergistic effects and positive developments to our China business.

Impairment loss on land use rights and non-current prepayments:

As previously disclosed in our Form 20-F for the fiscal year ended June 30, 2012, we were in the process of assessing appropriate revenue generating opportunities on the approximately 13,500 acres of land which was retained by us following the divestiture of Taiyuan Primalights III Agriculture Development Co., Ltd. (“P3A”), our former consolidated affiliated entity and primary operating entity. The land parcels were acquired in the time when the Company was engaged in sheep breeding business, which has since ceased after disposal of P3A. We have since explored, apart from finding third-party tenants, long-term viable alternative commercial use of the land parcels, especially with respect to trial plantation of grass varieties. Extensive trial plantation of grass was conducted over the last several years. These trial plantations, results and evaluations were completed in late 2012 and indicated that it would not be economically viable to carry out large scale commercial plantation on this land. After completion of the trial plantations, the Company engaged a separate and independent professional valuer to evaluate the land. The independent valuation was received in February 2013 and indicated a substantial impairment on the land. The valuation has taken into consideration the results of the trial plantations, as well as other possible changes in the extent or manner these land parcels could be used. In compliance with US GAAP Accounting Standards Codification (ASC) Section 360, without clear visibility as to its cash flow generating capacity in the foreseeable future, we determined that it was appropriate to record an impairment provision of RMB357.3 million (US$57.3 million) for the six months ended December 31, 2012, which was the aggregate sum of our unamortized prepayments for the land. While we will continue to maintain our legal rights (subject to certain risks detailed in our Form 20-F for the fiscal year ended June 30, 2012) as to the land parcels as part of our divestiture arrangement of P3A, we do not anticipate to derive significant future economic benefit from the land parcels in the foreseeable future.

Disposal of investment:

In September 2010, we acquired a 49% equity interest in Wuwei Ganxin Seeds Company Limited (“Ganxin”). Ganxin has the proprietary right for JiXiang No. 1, a field corn seed variety which was sold through our distribution network.

In line with our strategy to focus on our proprietary corn seed products, we decided to discontinue our commercial arrangement with Ganxin. Accordingly, in December 2012, we entered into an equity transfer agreement to dispose of our 49% equity interest in Ganxin at a consideration of approximately RMB40.7 million (US$6.5 million).

The transaction is expected to be completed in the second half of the fiscal year ending June 30, 2013. An impairment provision of approximately RMB13.0 million (US$2.1 million) has been reflected in our results for the period ended December 31, 2012, representing the estimated loss on disposal of the equity interest upon completion of the equity transfer.

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Guidance and Strategic Outlook

PGW has not provided any specific guidance for the year ending June 30, 2013 due to inherent volatility associated with earnings for the six months ending June 30, 2013. For our China business, we believe that revenues for our China Seeds business for the year ending June 30, 2013 will be approximately RMB100.0 million (US$16.1 million).

We have built Agria into an international agriculture company with the consolidation of our controlling interest in PGW and the steps taken towards integrating the PGW’s leading proprietary forage technology and other technology into the Greater China market, where we have a vast network of relationships to build on. We believe this technology matches with our international market reach, including South America and Greater China, putting us in a good position for future growth and opportunities.

Our strategic investment in PGW has yielded improved earnings across all major businesses and better working capital efficiencies. PGW’s AgriServices division, which serves the rural communities in New Zealand and South America, continues to underpin solid growth in net income. We believe PGW’s AgriServices division will continue to contribute positively to Agria’s results of operations. In the context of recent market consolidation of agriservices in New Zealand with the proposed mergers of Combined Rural Traders (CRT) and Farmlands Trading Society (two farmers-owned co-operatives), we see both opportunities and challenges in the more competitive market environment in which our AgriServices operate.

Although the performance of PGW’s seeds business was relatively mixed due largely to unexpected weather conditions in Australia, we remain optimistic on the future growth prospects in South America and long term opportunities in the Greater China market.

We see significant long term potential synergy between Agria and PGW, which would bring better returns to our shareholders. Under China’s Twelfth Five-Year Plan, agriculture is one of the key sectors emphasized by the central government. This plan was designed to promote the “modernization of agriculture” in mainland China. In addition to industrialization, standardization and scalable production, a great amount of emphasis has been placed on innovation and advanced agricultural technology. Given the limited area of arable land in China, it is essential for China to further its agricultural development in this direction. We believe we are well-positioned to capture the market opportunities in the Greater China market with several key initiatives and collaboration with key agricultural provinces in this market.

Leveraging on PGW’s proprietary seeds technology and research and development capability, Agria is also confident to tap the opportunities in the fast expanding seed market in China. To this end, we have embarked on active technological and market integration of the PGW seeds business and our China seeds operation. As part of the implementation of the strategy, we have signed memoranda of understanding with China’s Administrative Authority for Yangling Agricultural High-Tech Industries Demonstration Zone in Shaanxi province and agricultural partners in Guangdong and Shandong provinces to develop showcases and promotion of innovative products, advanced agricultural technology, advanced plant species and advanced agricultural production models. Working committees will be set up later this year to coordinate the establishment and development of the projects. We anticipate these initiatives and collaboration will yield long term benefits to our shareholders.

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The strategic integration of PGW technological capability and our market reach is expected to enhance complementary strengths of both sides and boost our future plan for the joint development of South American and China markets. The agricultural and seeds sectors and economies are highly recognized in these fast expanding markets. With world-leading seed technologies and management expertise, we believe we will create values for our customers in these markets and generate long term significant investment return for our shareholders.

We expect further consolidation trends in the global agriculture industry, and in particular, in markets which would create merger and acquisition opportunities for us, including North America and Greater China. We plan to explore external financing to facilitate expansion of our market reach in these key markets. We consider that it is of strategic importance that we continue to stay ahead of these market opportunities with an aim of enhancing returns to our shareholders.

Management Change

Agria announced that the contract of Dr. Weizhong Wang, its chief strategy officer focusing on the corn seeds business, will not be renewed, effective from March 13, 2013. Dr. Wang has served in this position since October 2009. No replacement is expected to be made in the near future, and Agria’s board will assess this position on a strategic and ongoing basis.

Currency Convenience Translation

The conversion of Renminbi into U.S. dollars in this release, made solely for the convenience of the reader. The conversion of RMB into US dollars in this release is based on the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from RMB to US dollars and from US dollars to RMB in this release were made at a rate of RMB6.2301 to US$1.00, the noon buying rate in effect as of December 31, 2012. Certain comparative figures are converted by using the rate as of the respective balance sheet dates.

About Agria Corporation

Agria Corporation (NYSE: GRO) is an agricultural company with operations in China and internationally. Agria operates three principal business lines: China seeds, international seeds and agriservices. In China, Agria engages in research and development, production and sale of seed products, including field corn seeds, edible corn seeds and vegetable seeds. Agria owns through Agria Asia a 50.22% equity interest in PGG Wrightson Limited, New Zealand's largest agricultural services company. For more information about PGG Wrightson Limited, please visit www.pggwrightson.co.nz. For more information about Agria Corporation, please visit www.agriacorp.com.

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Safe Harbor Statement:

This announcement contains forward-looking statements. These statements, including the management’s commentary, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Agria may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Agria’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, those risks outlined in Agria’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this announcement unless otherwise stated and Agria does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

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AGRIA CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2011 AND 2012

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

	For the six months ended
	Dec. 31, 2011	Dec. 31, 2012	Dec. 31, 2012
	(RMB)	(RMB)	(US$)
	(unaudited)	(unaudited)	(unaudited)
Revenue	3,571,294	3,046,838	489,051
Cost of revenue	(2,837,037)	(2,321,157)	(372,571)
Gross profit	734,257	725,681	116,480
Operating expenses:
Selling, general and administrative expenses	(688,226)	(670,207)	(107,576)
Provision for impairment of land use rights and non-current prepayments	-	(357,262)	(57,345)
Research and development expenses	(13,329)	(17,396)	(2,792)
Total operating expenses	(701,555)	(1,044,865)	(167,713)
Operating income	32,702	(319,184)	(51,233)

Other income (expense)
Interest income	22,449	15,995	2,567
Interest and financing expenses	(66,324)	(45,255)	(7,264)
Exchange gain (loss)	(66)	1,138	183
Other income (expense)	(14,860)	2,130	342
Provision for impairment of investment under equity method	-	(12,994)	(2,086)
Income (loss) from equity investments	(1,116)	2,878	462
Loss before income tax	(27,215)	(355,292)	(57,029)
Income tax	1,060	(5,679)	(912)
Net loss	(26,155)	(360,971)	(57,941)
Less net income, or addition of net loss, attributable to the non-controlling interest	(19,489)	(13,779)	(2,212)
Net loss attributable to Agria Corporation	(45,644)	(374,750)	(60,153)

Loss per ordinary share:
Loss per share – basic and diluted	(0.41)	(3.38)	(0.54)

Weighted average number of ordinary shares outstanding-Basic and diluted	110,766,600	110,766,600	110,766,600

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AGRIA CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF JUNE 30, 2012 AND DECEMBER 31, 2012

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”))

	Jun. 30, 2012	Dec. 31, 2012	Dec. 31, 2012
	(RMB)	(RMB)	(US$)
	(audited)	(unaudited)	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	164,890	176,845	28,386
Restricted cash	398,706	398,296	63,931
Accounts receivable	970,839	1,317,588	211,487
Inventories	1,317,931	1,141,462	183,217
Prepayments and other current assets	280,911	162,971	26,159
Tax receivable	25,867	26,380	4,234
Short-term derivative assets	14,777	6,176	991
Assets held for sale	27,794	40,533	6,506
Amounts due from related parties	13,980	40,008	6,422
Total current assets	3,215,695	3,310,259	531,333

Non-current assets:
Property, plant and equipment, net	447,296	465,554	74,727
Investment under equity method	63,304	17,669	2,836
Intangible assets, net	371,825	46,442	7,454
Goodwill	893,009	903,358	144,999
Non-current prepayments	40,165	1,625	261
Deferred tax assets	74,350	83,395	13,386
Other assets, net	114,162	157,690	25,311
Total non-current assets	2,004,111	1,675,733	268,974
Total assets	5,219,806	4,985,992	800,307

LIABILITIES AND EQUITY
Current liabilities:
Short-term bank borrowings, and current portion of long-term bank borrowings	592,661	672,481	107,941
Accounts payable	845,005	1,015,104	162,935
Accrued expenses and other liabilities	344,094	287,383	46,128
Short-term derivative liabilities	7,310	2,352	378
Amounts due to related parties	4,520	29,181	4,684
Total current liabilities	1,793,590	2,006,501	322,066

Non-current liabilities:
Long-term bank borrowings, net of current portion	683,456	552,223	88,638
Other long-term liabilities	159,656	157,216	25,235
Total non-current liabilities	843,112	709,439	113,873
Total liabilities	2,636,702	2,715,940	435,939

Equity:
Ordinary shares	-	-	-
Additional paid-in capital	2,275,099	2,275,962	365,317
Statutory reserves	834	1,306	210
Accumulated other comprehensive loss	(98,678)	(103,075)	(16,545)
Accumulated deficit	(728,240)	(1,099,742)	(176,521)
Equity of the Company	1,449,015	1,074,451	172,461
Non-controlling interest	1,134,089	1,195,601	191,907
Total equity	2,583,104	2,270,052	364,368
Total liabilities and equity	5,219,806	4,985,992	800,307

Note: The information contained in the condensed consolidated balance sheet as of June 30, 2012 is derived from the Company’s audited financial statements included in the annual report on Form 20-F.

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